United States
Securities and Exchange Commission
Washington, D.C.   20549

Form 12b-25

Notification of Late Filing

(Check one):
__ Form 10-K __ Form 20-F __ Form 11-K __ Form 10-Q  X Form N-SAR
                                                    ---
For the Period Ended: May 31, 1997

Part I - Registrant Information

Full Name of Registrant:  The Series Portfolio
                          (International Opportunities Portfolio)

Former Name if Applicable:  Not applicable.

Address of Principal Executive Office (Street & Number):
             Elizabethan Square, 2nd Floor  Shedden Road
             Georgetown, Grand Cayman  E9

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or
expense.   X

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report, transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant requests additional time to file form N-SAR so that it can compile the necessary information to file a complete and accurate document.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

                Lenore J. McCabe       (809)949-6644

(2) Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months
been filed?   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? No

The Series Portfolio (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 30, 1997                  By: /s/ Lenore J. McCabe
                                             Asst. Treasurer